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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13D-1 (b) AND (c)
                          AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                              (Amendment No. 13 )*
                                            ----

                             Bio-logic Systems Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   090909 10 2
                               ------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 4 Pages


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-------------------------------                    -----------------------------
CUSIP NO.   090909102                 13G                 Page 2 of 4 Pages
          ---------------                                     ---  ---
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Gabriel Raviv, Ph.D.

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    285,112 (See Item 4)
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       -0-
       REPORTING
        PERSON              ----------------------------------------------------
         WITH
                             7      SOLE DISPOSITIVE POWER

                                    285,112 (See Item 4)

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    -0-


--------------------------------------------------------------------------------


   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           285,112 (See Item 4)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [X]
           See Item 4
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!



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-------------------------------                    -----------------------------
CUSIP NO.   090909102                 13G                 Page 3 of 4 Pages
          ---------------                                     ---  ---
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
Item 1(a).        Name of Issuer:  Bio-logic Systems Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                     One Bio-logic Plaza,
                     Mundelein, Illinois  60060

Item 2(a).        Name of Person Filing:  Gabriel Raviv, Ph.D.

Item 2(b).        Address of Principal Business Office or if none, Residence:
                      One Bio-logic Plaza, Mundelein, Illinois  60060

Item 2(c).        Citizenship:  United States

Item 2(d).        Title of Class of Securities:   Common Stock, $.01 par value

Item 2(e).        CUSIP Number:  090909 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership:

         (a)      Amount Beneficially Owned:  As of December 31, 1997, Dr. Raviv
                  beneficially owned 285,112 shares of the Issuer's Common Stock, which includes 44,000 shares underlying options exercisable within 60 days and
                  30,000 shares beneficially owned by Dr.  Raviv as Trustee for the Gil
                  Raviv Family Trust.  This amount does not include 47,000 shares underlying options not exercisable within 60 days, 132,000 shares beneficially owned by Gil Raviv as Trustee for the Gabriel Raviv Family
                  Trust or 210,125 shares owned by Dr. Raviv's wife, as to which Dr. Raviv disclaims beneficial ownership.

         (b)      Percent of Class:  7.1%

         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  285,112
                  (ii)     shared power to vote or to direct the vote:  0
                  (iii)    sole power to dispose or to direct the disposition of:  285,112
                  (iv)     shared power to dispose of or to direct the disposition of:  0

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-------------------------------                    -----------------------------
CUSIP NO.   090909102                 13G                 Page 2 of 4 Pages
          ---------------                                     ---  ---
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
Item 5.           Ownership of Five Percent or Less of a Class

                  Inapplicable

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

                  Inapplicable

Item 7.           Identification and Classification of Subsidiary Which Acquired the Securities

                  Inapplicable

Item 8.           Identification and Classification of Members of the Group

                  Inapplicable

Item 9.           Notice of Dissolution of Group

                  Inapplicable

Item 10.          Certification

                  Inapplicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998


By:      /s/ Gabriel Raviv
         -------------------------
         Gabriel Raviv, Ph.D.

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